UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

QORVO, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36801
(State or other jurisdiction of incorporation)	(Commission File Number)

7628 Thorndike Road Greensboro, North Carolina 27409-9421
(Address of principal executive offices) (Zip Code)

Grant A. Brown	(336) 664-1233
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Qorvo, Inc. (“Qorvo”) has filed a Conflict Minerals Report as Exhibit 1.01 to this Specialized Disclosure Report on Form SD. Both reports are publicly available on Qorvo’s website at https://ir.qorvo.com/node/5876.

The content of any website referred to in this report is included for general information only and is not incorporated by reference in this report.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Qorvo, Inc.

By:	/s/ Grant A. Brown	Date: May 26, 2022
Grant A. Brown
Vice President of Treasury and Interim Chief Financial Officer